Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

March 24, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 23, 2023, The Nasdaq Stock Market LLC (the "Exchange") received from Oak Woods Acquisition Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Class A Ordinary Shares, $.0001 par value

Warrants

Rights

Units


We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

[signature]